Exhibit 99.3

GFL Environmental Inc.

Consolidated Financial Statements

For the year ended December 31, 2023

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors GFL Environmental Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GFL Environmental Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value measurement of acquired intangible assets and acquired landfill assets

As discussed in note 3 to the consolidated financial statements, the Company acquired 39 businesses during 2023 for total purchase consideration of $1,111.1 million, including intangible assets of $453.3 million and property and equipment of $469.5 million. As discussed in note 6, property and equipment included landfill assets from acquisitions via business combinations of $120.1 million. As discussed in note 2, the determination of the fair value of the acquired intangible assets and acquired landfill assets requires the Company to make significant estimates and assumptions, which include, among others, future expected cash flows and discount rates.

We identified the evaluation of the fair value measurement of acquired intangible assets and acquired landfill assets as a critical audit matter. Specifically, the assessment of certain future expected cash flows and the determination of the discount rates to be applied to the cash flows involved a high degree of subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s acquisition date valuation process. This included controls related to the determination of the estimated future expected cash flows attributable to the intangible assets and landfill assets, and the discount rates to be applied to the future expected cash flows. To assess the Company’s ability to estimate the future expected cash flows, we compared the Company’s historical forecasts to actual results for previous acquisitions and evaluated the consistency of future expected cash flows across a selection of acquisitions. For certain acquisitions, we compared the future expected cash flows to historical results for that entity, the Company’s historical consolidated cash flows, and publicly available market data. In addition, for certain acquisitions, we involved valuation professionals with specialized skills and knowledge who assisted in:

-evaluating the discount rate to be applied to the future expected cash flows associated with the acquisition by developing an independent range of discount rates using publicly available market data

-reconciling the discount rates to be applied to the future expected cash flows for acquired intangible assets and acquired landfill assets to the weighted average returns on net assets and internal rates of return.

For a selection of other acquisitions, we evaluated the consistency of discount rates applied across acquisitions.

Landfill closure and post-closure obligations

As discussed in note 9 to the consolidated financial statements, the Company’s landfill closure and post-closure obligations totaled $952.2 million as of December 31, 2023. As discussed in note 2, the determination of the obligations requires the Company to make significant estimates and assumptions. The significant assumptions include the estimated future expenditures of landfill capping, closure, and post-closure activities.

We identified the evaluation of landfill closure and post-closure obligations as a critical audit matter. Specifically, the assessment of estimated future expenditures of landfill capping, closure, and post-closure activities required a high degree of subjective auditor judgement.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s landfill closure and post-closure obligations process. This included controls related to management’s evaluation of internal and third-party engineering specialists that perform assessments of the landfills and associated estimated future expenditures. We evaluated the professional qualifications and competence of the internal and third-party specialist engineers who prepared the estimated future expenditures. We compared a selection of estimated future expenditures to supporting documentation, including historical costs incurred at the landfill or at similar landfills and quotes for landfill capping, closure, and post-closure activities obtained from third parties.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Toronto, Canada

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors GFL Environmental Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited GFL Environmental Inc.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, GFL Environmental Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2024 expressed an unqualified opinion on those consolidated financial statements.

As indicated under the heading Management’s Annual Report on Internal Control Over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2023, management’s evaluation of internal control over financial reporting excluded the internal control activities of businesses acquired in 2023, which are included in the 2023 consolidated financial statements of the Company and represented 2.8% of consolidated total revenue for the year ended December 31, 2023 and 7.8% of consolidated total assets as of December 31, 2023. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the businesses acquired in 2023.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Annual Report on Internal Control Over Financial Reporting in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2023. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 23, 2024

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

		Year ended December 31,
	Notes	2023	2022
Revenue	16	$7,515.5	$6,761.3
Expenses
Cost of sales		6,246.1	5,963.7
Selling, general and administrative expenses		973.9	730.4
Interest and other finance costs	11	627.2	489.3
(Gain) loss on sale of property and equipment		(13.1)	4.7
(Gain) loss on foreign exchange		(72.9)	217.7
Mark-to-market loss (gain) on Purchase Contracts	13	104.3	(266.8)
Gain on divestiture	24	(580.5)	(4.9)
Other		(23.2)	7.2
		7,261.8	7,141.3
Share of net (loss) income of investments accounted for using the equity method		(61.6)	20.7
Income (loss) before income taxes		192.1	(359.3)
Current income tax expense		357.0	4.4
Deferred tax recovery		(197.1)	(180.5)
Income tax expense (recovery)	14	159.9	(176.1)
Net income (loss) from continuing operations		32.2	(183.2)
Net loss from discontinued operations		—	(127.9)
Net income (loss)		32.2	(311.1)
Less: Net (loss) income attributable to non-controlling interests		(13.2)	0.7
Net income (loss) attributable to GFL Environmental Inc.		$45.4	$(311.8)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		(171.8)	449.5
Reclassification to net loss of fair value movements on cash flow hedges, net of tax		—	(0.4)
Fair value movements on cash flow hedges, net of tax		28.5	(64.9)
Share of other comprehensive loss of investments accounted for using the equity method		(0.4)	—
Reclassification to net income of foreign currency differences on divestitures		22.5	—
Other comprehensive (loss) income from continuing operations		(121.2)	384.2
Comprehensive (loss) income from continuing operations		(89.0)	201.0
Comprehensive loss from discontinued operations	25	—	(127.9)
Total comprehensive (loss) income		(89.0)	73.1
Less: Total comprehensive (loss) income attributable to non-controlling interests		(19.2)	0.9
Total comprehensive (loss) income attributable to GFL Environmental Inc.		$(69.8)	$72.2

Basic and diluted loss per share	15
Continuing operations		$(0.13)	$(0.73)
Discontinued operations		—	(0.35)
Total operations		$(0.13)	$(1.08)

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	December 31, 2023	December 31, 2022
Assets
Cash		$135.7	$82.1
Trade and other receivables, net	4	1,080.0	1,118.1
Income taxes recoverable		47.7	—
Prepaid expenses and other assets	5	221.6	182.9
Current assets		1,485.0	1,383.1

Property and equipment, net	6	6,980.7	6,540.3
Intangible assets, net	7	3,056.3	3,245.0
Investments accounted for using the equity method		319.0	326.6
Other long-term assets		82.9	90.2
Deferred income tax assets	14	64.8	—
Goodwill	7	7,890.5	8,182.4
Non-current assets		18,394.2	18,384.5
Total assets		$19,879.2	$19,767.6

Liabilities
Accounts payable and accrued liabilities	8	1,679.1	1,557.7
Long-term debt	10	9.7	17.9
Lease obligations	12	59.6	51.5
Due to related party	22	5.8	9.3
Tangible equity units	13	—	1,024.9
Landfill closure and post-closure obligations	9	56.2	30.8
Current liabilities		1,810.4	2,692.1

Long-term debt	10	8,827.2	9,248.9
Lease obligations	12	383.4	327.3
Other long-term liabilities		39.1	47.5
Due to related party	22	2.9	8.7
Deferred income tax liabilities	14	534.0	582.6
Landfill closure and post-closure obligations	9	896.0	816.4
Non-current liabilities		10,682.6	11,031.4
Total liabilities		12,493.0	13,723.5

Shareholders’ equity
Share capital		9,835.1	8,640.3
Contributed surplus		149.5	109.6
Deficit		(2,822.6)	(2,843.0)
Accumulated other comprehensive income		15.1	130.3
Total GFL Environmental Inc.’s shareholders’ equity		7,177.1	6,037.2
Non-controlling interests		209.1	6.9
Total shareholders’ equity		7,386.2	6,044.1
Total liabilities and shareholders’ equity		$19,879.2	$19,767.6

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
								Total equity
		Share				Cash flow		attributable	Non-	Total
		capital -		Contributed		hedges,	Currency	to	controlling	shareholders’
	Notes	# of shares	Share capital	surplus	Deficit	net of tax	translation	shareholders	interests	equity
Balance, December 31, 2021		375,061,066	$8,462.9	$77.4	$(2,510.5)	$13.2	$(266.9)	$5,776.1	$—	$5,776.1
Net loss and comprehensive income		—	—	—	(311.8)	(65.3)	449.3	72.2	0.9	73.1
Dividends issued and paid		—	—	—	(20.7)	—	—	(20.7)	—	(20.7)
Share capital issued upon acquisition of subsidiary		3,976,434	154.5	—	—	—	—	154.5	—	154.5
Non-controlling interests measured upon acquisition of subsidiary		—	—	—	—	—	—	—	6.0	6.0
Cancelled shares		(8,057)	(0.2)	0.2	—	—	—	—	—	—
Share capital issued on exercise of share options		450,000	3.7	(3.7)	—	—	—	—	—	—
Share capital issued on settlement of RSUs		731,290	19.4	(19.4)	—	—	—	—	—	—
Share capital issued on TEU conversion		297	—	—	—	—	—	—	—	—
Share-based payments	18	—	—	55.1	—	—	—	55.1	—	55.1
Balance, December 31, 2022		380,211,030	$8,640.3	$109.6	$(2,843.0)	$(52.1)	$182.4	$6,037.2	$6.9	$6,044.1

Balance, December 31, 2022		380,211,030	$8,640.3	$109.6	$(2,843.0)	$(52.1)	$182.4	$6,037.2	$6.9	$6,044.1
Net income and comprehensive loss		—	—	—	45.4	28.5	(143.7)	(69.8)	(19.2)	(89.0)
Dividends issued and paid		—	—	—	(25.0)	—	—	(25.0)	—	(25.0)
Non-controlling interests measured upon acquisition of subsidiary		—	—	—	—	—	—	—	213.3	213.3
Contribution from non-controlling interests		—	—	—	—	—	—	—	8.1	8.1
Cancelled shares	18	(260)	—	—	—	—	—	—	—	—
Share capital issued on settlement of RSUs	18	2,053,782	84.9	(84.9)	—	—	—	—	—	—
Share capital issued on TEU conversion	13	25,666,465	1,109.9	—	—	—	—	1,109.9	—	1,109.9
Share-based payments	18	—	—	124.8	—	—	—	124.8	—	124.8
Balance, December 31, 2023		407,931,017	$9,835.1	$149.5	$(2,822.6)	$(23.6)	$38.7	$7,177.1	$209.1	$7,386.2

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

		Year ended December 31,
	Notes	2023	2022
Operating activities
Net income (loss)		$32.2	$(311.1)
Adjustments for non-cash items
Depreciation of property and equipment	6	1,004.4	1,008.7
Amortization of intangible assets	7	485.3	516.8
Share of net loss (income) of investments accounted for using the equity method		61.6	(20.7)
Gain on divestiture		(580.5)	(4.9)
Other		(23.2)	7.2
Impairment related to discontinued operations	25	—	121.3
Interest and other finance costs	11	627.2	492.8
Share-based payments	18	124.8	55.1
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(72.1)	216.9
(Gain) loss on sale of property and equipment		(13.1)	4.7
Mark to market loss (gain) on Purchase Contracts	13	104.3	(266.8)
Current income tax expense		357.0	4.5
Deferred tax recovery		(197.1)	(175.6)
Interest paid in cash on Amortizing Notes component of TEUs		(0.2)	(2.0)
Interest paid in cash, excluding interest paid on Amortizing Notes		(517.1)	(413.2)
Income taxes paid in cash, net		(411.6)	(24.4)
Changes in non-cash working capital items	19	31.0	(85.5)
Landfill closure and post-closure expenditures	9	(32.5)	(27.5)
		980.4	1,096.3
Investing activities
Purchase of property and equipment		(1,055.1)	(765.2)
Proceeds from disposal of assets and other		61.8	22.4
Proceeds from divestitures		1,649.2	341.7
Business acquisitions and investments, net of cash acquired	3	(966.3)	(1,333.1)
		(310.4)	(1,734.2)
Financing activities
Repayment of lease obligations		(116.0)	(69.8)
Issuance of long-term debt		4,972.3	1,656.4
Repayment of long-term debt		(5,365.1)	(904.5)
Proceeds from termination of hedged arrangements		17.3	—
Payment of contingent purchase consideration and holdbacks	3	(31.2)	(18.5)
Repayment of Amortizing Notes		(15.7)	(58.4)
Dividends issued and paid		(25.0)	(20.7)
Payment of financing costs		(38.2)	(2.7)
Repayment of loan to related party	22	(9.3)	(12.8)
Contribution from non-controlling interests		8.1	—
		(602.8)	569.0

Increase (decrease) in cash		67.2	(68.9)
Changes due to foreign exchange revaluation of cash		(13.6)	(39.4)
Cash, beginning of year		82.1	190.4
Cash, end of year		$135.7	$82.1

The accompanying notes are an integral part of the audited consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.    REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These audited consolidated financial statements (the “Annual Financial Statements”) include the accounts of GFL and its subsidiaries as at December 31, 2023.

The Board of Directors approved the Annual Financial Statements on February 20, 2024.

2.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

Basis of presentation

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

These Annual Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period (see Note 20).

Presentation and functional currency

These Annual Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Basis of consolidation

Subsidiaries are entities controlled by GFL. Control exists when GFL has power over an entity, exposure or rights to variable returns from GFL’s involvement with the entity, and the ability to use its power over the entity to affect the amount of GFL’s returns. The financial accounts and results of subsidiaries are included in these Annual Financial Statements of GFL from the date that control commences until the date that control ceases.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with GFL’s accounting policies. All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between GFL and its subsidiaries are eliminated in full on consolidation.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method with the results of operations consolidated with those of GFL from the date of acquisition. The consideration for each acquisition is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed and the equity instruments issued by GFL in exchange for control of the acquired company or business. Acquisition-related costs are recognized in the consolidated statement of operations as incurred.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL’s growth strategy is to focus on generating organic growth from all of its operating segments. In addition to organic growth, GFL deploys an active acquisition strategy involving the integration of acquired businesses into each of its operating segments through integration of property and equipment, back office functions, improving route density and realignment of disposal alternatives to effect synergies and maximize profits. Goodwill arising from acquisitions is largely attributable to the assembled workforce of the acquisitions, the potential synergies with the acquiree, and intangible assets that do not qualify for separate recognition.

The determination of the fair values of acquired intangible assets and acquired landfill assets requires GFL to make significant estimates and assumptions. The significant assumptions used to value acquired intangible assets and acquired landfill assets include, among others, future expected cash flows and discount rate.

Equity accounting for joint arrangements and associates

Associates are all entities over which GFL has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

Joint arrangements are classified as either joint operations or joint ventures. The classification depends on contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for by GFL using the equity method, after initially being recognized at cost.

An investment is considered to be impaired if there are objective evidences of impairments, as a result of one or more events that occurred after the initial recognition, and those events have negative impacts on the future cash flows of the investment that can be reliably estimated. The investment is reviewed at each balance sheet date to determine whether there is any indication of impairment.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and impairment. Assets are depreciated to residual values over their estimated useful lives, with depreciation commencing when an asset is ready for use. Significant parts of property and equipment that have different depreciable lives are depreciated separately. Judgment is used in determining the appropriate level of componentization.

Depreciation is computed on a straight-line basis, unless otherwise stated, using the following useful lives:

Type of property and equipment	Depreciation term
Buildings and improvements	10 to 30 years or term of lease
Landfills	Units of production
Vehicles	10 to 20 years
Machinery and equipment	3 to 20 years
Containers	5 to 10 years
Right-of-use assets	Shorter of lease term or life of underlying asset(s)

The costs of repair and maintenance activities are recognized in the consolidated statement of operations as incurred. Distinguishing major inspections and overhaul from repairs and maintenance in determining which costs are capitalized is a matter of management judgement.

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the consolidated statement of operations in the period the asset is de-recognized.

Property and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, GFL will estimate the recoverable amount of the asset and record any impairment loss in the consolidated statement of operations.

Assets under development are not depreciated until they are available for use.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Landfill assets

Landfill assets represent the cost of landfill airspace, including original acquisition cost and landfill construction and development costs, incurred during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization, and the cost of either new or landfill expansion permits.

The original cost of landfill assets, together with incurred and projected landfill construction and development costs, is amortized on a per unit basis as landfill airspace is consumed.

Landfill assets are amortized over their total available disposal capacity representing the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, representing an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

●	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existinglandfill, and progress is being made on the project;
●	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;
●	GFL has a legal right to use or obtain land associated with the expansion plan;
●	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;
●	Management is committed to pursuing the expansion; and
●	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

GFL has been successful in receiving approvals for expansions pursued; however, there can be no assurance that GFL will be successful in obtaining approvals for landfill expansions in the future.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization and impairment, and consist of customer lists, municipal and other commercial contracts, trade name, licenses and permits, non-compete agreements and Certificates of Approvals or Environmental Compliance Approvals (“C of A”). C of As provide GFL with certain waste management rights in the province or state of issuance. C of As that do not expire are considered to have an indefinite life and therefore are not subject to amortization. C of As that relate to a leased facility are amortized over the lease term.

Amortization is based on the estimated useful life using the following methods and rates:

Type of intangible asset		Amortization term
Indefinite life C of A		Indefinite
Customer lists and municipal contracts	Straight-line	5 to 10 years
Trade name, definite life C of A and other assets	Straight-line	1 to 15 years
Non-compete agreements	Straight-line	5 years

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Intangible assets with indefinite useful lives are tested at least annually, at the cash-generating unit (“CGU”) level for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortization expense is included as part of cost of sales.

Goodwill

Goodwill arising on an acquisition of a business represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired business. Goodwill is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to CGUs based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. GFL tests its goodwill for impairment at the operating segment level. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGUs are reduced by the excess on a pro-rata basis. GFL tests goodwill for impairment annually or more frequently if there are indications of impairment.

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Landfill closure and post-closure obligations

GFL recognizes the estimated liability for an asset retirement obligation (“ARO”) that results from acquisition, construction, development or normal operations in the year in which it is incurred. Costs associated with capping, closing and monitoring a landfill or portions of a landfill, after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life. The operating life represents the period over which the landfill receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

The determination of the obligations requires GFL to make significant estimates and assumptions. The significant assumptions include the estimates of future expenditures of landfill capping, closure and post-closure activities, which are prepared by internal and third-party engineering specialists and reviewed at least once annually and consider, amongst other things, regulations that govern each site. The estimated liabilities are valued using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s evaluation of current and future economic conditions and the expected timing of these expenditures. Estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Revenue recognition

GFL records revenue when control is transferred to the customer which is the time that the service is provided. Revenue is measured based on the consideration specified in a contract with a customer or consideration agreed by a customer. Revenue excludes amounts collected on behalf of third parties. GFL recognizes revenue from the following major sources:

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Collection and disposal of solid waste

GFL generates revenue through fees charged for the collection of solid waste including recyclables, from its municipal, residential and commercial and industrial customers. Revenues from these contracts are influenced by a variety of factors including collection frequency, type of service, type and volume or weight of waste and type of equipment and containers furnished to the customer.

Our municipal customer relationships are generally supported by contracts ranging from three to ten years. Our municipal collection contracts provide for fees based upon a per household, per tonne or ton, per lift or per service basis and often provide for annual price increases indexed to the Consumer Price Index (“CPI”), other waste related indices and market costs for fuel. We provide regularly scheduled service to a large percentage of our commercial and industrial customers under contracts with three to five year terms with automatic renewals, volume-based pricing and CPI, fuel and other adjustments. Other commercial and industrial customers are serviced on an “on- call” basis, for which revenue is recognized when the service has been provided.

Certain future variable considerations of long-term customer contracts may be unknown upon entering into the contract, including the amount that will be billed in accordance with annual CPI, market costs for fuel and commodity prices. The amount to be billed is often tied to changes in an underlying base index such as a CPI or a fuel or commodity index, and revenue is recognized once the index is established for the future period. GFL does not disclose the value of unsatisfied performance obligations for these contracts as its right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

In addition to handling GFL’s own collected waste volumes, its transfer stations, material recovery facilities (“MRFs”), landfills and organic waste processing facilities generate revenue from tipping fees paid to GFL by municipalities and third-party haulers and waste generators, processing fees, and the sale of recycled commodities. GFL also operates MRFs, transfer stations and landfills for municipal owners under a variety of compensation arrangements, including fixed fee arrangements or on a tonnage or other basis. Revenue is recognized at the time service is provided.

Collection and disposal of liquid waste

GFL generates revenue through fees charged for the collection, management, transportation, processing and disposal of a wide variety of industrial and commercial liquid wastes. Revenue is primarily derived from fees charged to customers on a per service, volume and/or hour basis. Revenues from these contracts are influenced by a variety of factors including timing of contract, type of service, type and volume of liquid waste and type of equipment used. Revenue in the liquid waste business is also derived from the stewardship return incentives paid by most Canadian provinces in which GFL has liquid waste operations, as well as from the sale of used motor oil, solvents and downstream products to third parties. The fees received from third parties are based on the market, type and volume of material sold. Revenue is recognized at the time when service is provided. Revenue recognized under these agreements is variable in nature based on volumes and commodity prices at the time of sale, which are unknown at contract inception.

Share-based payments

Share options issued by GFL as remuneration of its key employees, officers, and directors are settled in subordinate voting shares and are accounted for as equity-settled awards.

The fair value of options granted is measured using either the Black-Scholes option pricing model or the Monte Carlo simulation methods, which rely on estimates of the expected risk-free interest rate, expected dividend payments, expected share price volatility, the value of GFL’s shares and the expected average life of the options. GFL believes these models adequately capture the substantive features of the option awards and are appropriate to calculate their fair values.

The fair value of the options determined at the grant date is expensed over the vesting period using an accelerated method of amortization, with a corresponding increase to contributed surplus. Expense related to share-based payments is included as part of selling, general and administrative expense. Upon exercise of options, the amount recognized in contributed surplus for the awards and the cash received upon exercise are recognized as an increase in share capital.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL has a long-term incentive plan (“LTIP”) to grant long-term equity-based incentives, including options, performance stock units (“PSUs”), restricted stock units (“RSUs”), and deferred share units (“DSUs”) to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP.

The fair value of the RSUs and DSUs granted are based on the closing price of the subordinate voting shares on the day prior to the grant. The fair value of the RSUs and DSUs are recognized as compensation expense over the vesting period.

Income taxes

Income tax expense or recovery is comprised of current and deferred income taxes. It is recognized in the consolidated statement of operations, except to the extent that the expense relates to items recognized directly in equity.

A current or non-current tax liability/asset is the estimated tax payable/receivable on taxable income for the period, and any adjustments to taxes payable with respect to previous periods.

The liability method is used to account for deferred tax assets and liabilities, which arise from temporary differences between the carrying amount of assets and liabilities recognized in the consolidated statement of financial position and their corresponding tax basis. The carry forward of unused tax losses and credits are recognized to the extent that it is probable they can be used in the future.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent it is no longer probable that the deferred income tax asset will be recovered.

Deferred income tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Deferred tax income liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

Financial instruments

Classification and measurement

All financial assets and liabilities are recognized initially at fair value plus or minus transaction costs, except for financial instruments at fair value through profit or loss (“FVTPL”), for which transaction costs are expensed.

Debt financial instruments are subsequently measured at FVTPL, fair value through other comprehensive income (“FVTOCI”), or amortized cost using the effective interest rate method. GFL determines the classification of its financial assets based on GFL’s business model for managing the financial assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

GFL’s derivatives designated as a hedging instrument in a qualifying hedge relationship are subsequently measured at FVTOCI. Equity instruments that meet the definition of a financial asset, if any, are subsequently measured at FVTPL or elected irrevocably to be classified at FVTOCI at initial recognition. Derivatives not designated in a qualified hedge relationship are measured at FVTPL.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL in certain circumstances or when the financial liability is designated as such. For financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in GFL’s own credit risk of that liability is recognized in other comprehensive income or loss unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income or loss would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of the liability is recognized in the consolidated statement of operations. Changes in the fair value of a financial liability attributable to GFL’s own credit risk, if any, are recognized in other comprehensive income or loss and are not subsequently reclassified to the consolidated statement of operations; instead, they are transferred to retained earnings, upon de-recognition of the financial liability.

All of GFL’s financial assets are categorized within the amortized cost measurement category. All of GFL’s financial liabilities, with the exception of deferred foreign exchange derivatives and the Purchase Contracts (as defined below), are also categorized within the amortized cost measurement category. Deferred foreign exchange derivatives, which qualify for hedge accounting, are categorized within the FVTOCI category and the Purchase Contracts, which is a financial liability with embedded derivative features, is categorized within the FVTPL category.

Impairment

GFL uses a forward-looking Expected Credit Loss (“ECL”) model to determine impairment of financial assets. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that GFL expects to receive.

For trade receivables, GFL applies the simplified approach and has determined the allowance based on lifetime ECLs at each reporting date. GFL establishes a provision that is based on GFL’s historical credit loss experience, adjusted for forward-looking factors specific to the customers and the economic environment.

Hedge accounting

GFL is exposed to the risk of currency fluctuations and has entered into currency derivative contracts and is exposed to the risk of fuel price fluctuations and has entered into fuel derivative contracts to hedge a portion of this exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. GFL documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. GFL also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Basis of fair values

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability, or
●	In the absence of a principal market, in the most advantageous market for the asset or liability.

GFL uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Level 2 —  inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Critical accounting judgments and estimates

The preparation of the Annual Financial Statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expense for the period. Such estimates relate to unsettled transactions and events as of the date of the Annual Financial Statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are applied prospectively.

The following areas are the critical judgments and estimates that management has made in applying GFL’s accounting policies and that have the most significant effect on amounts recognized in the Annual Financial Statements:

●	Determining the fair value of acquired assets and liabilities in business combinations, specifically the fair value of acquired intangible assets and acquired landfill assets
●	Estimating the amount and timing of the landfill closure and post-closure obligations, specifically the estimated future expenditures associated with landfill capping, closure and post-closure activities
●	Determining the key assumptions for impairment testing for long-lived assets

Foreign currency translation

Functional currency

Items related to GFL’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Foreign operations

GFL’s foreign operations are conducted through its subsidiaries located in the United States of America (“US subsidiaries”), whose functional currency is the United States dollar.

The assets and liabilities of these US subsidiaries are translated into the presentation currency of GFL using the exchange rate at the reporting date. Revenues and expenses are translated at the average exchange rate for the period. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income or loss.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. For those standards and interpretations applicable to GFL, they are not expected to have a material impact on the Annual Financial Statements in future periods.

3.    BUSINESS COMBINATIONS AND INVESTMENTS

For the year ended December 31, 2023, GFL acquired 39 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Year ended December 31,
	2023	2022
Net working capital, including cash acquired of $6.9 million and $48.1 million, respectively	$(26.4)	$34.6
Property and equipment	469.5	614.6
Intangible assets	453.3	482.3
Goodwill	529.8	526.4
Lease obligations	(29.7)	(19.3)
Long-term debt	(182.5)	(64.1)
Other long-term liabilities	(1.1)	(8.0)
Landfill closure and post-closure obligations	(18.3)	(34.9)
Deferred income tax liabilities	(83.5)	(52.4)
	1,111.1	1,479.2
Less:Non-controlling interests	—	(6.0)
Net assets acquired	$1,111.1	$1,473.2

Share capital in subsidiary issued	$7.4	$154.5
Cash paid	897.8	1,318.7
Contribution from non-controlling interests	205.9	—
Total Consideration	$1,111.1	$1,473.2

In addition to the cash consideration noted above, during the year ended December 31, 2023, GFL paid $31.2 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the year ended December 31, 2023, GFL finalized the purchase price allocations for certain acquisitions resulting in an increase in net working capital of $15.4 million, a decrease in property and equipment of $31.0 million, an increase in intangible assets of $21.3 million, a decrease in lease obligations of $0.2 million, an increase in closure and post-closure obligations of $1.1 million, an increase in deferred income tax liabilities of $4.7 million and a decrease in goodwill of $0.1 million.

Approximately $143.7 million of the goodwill acquired during the year ended December 31, 2023 ($279.2 million during the year ended December 31, 2022) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before income taxes of approximately $209.1 million and $29.8 million, respectively, attributable to the 2023 acquisitions, are included in these Annual Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Pro forma results of operations

If the 2023 acquisitions had occurred on January 1, 2023, the unaudited consolidated pro forma revenue and income before income taxes for the year ended December 31, 2023 would have been $7,763.6 million and $234.3 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

Investments in joint ventures and associates

The following table presents the carrying value of GFL’s investments accounted for using the equity method for the periods indicated:

	December 31, 2023	December 31, 2022
Investment in associates	$229.1	272.1
Investment in joint ventures	89.9	54.5
	$319.0	$326.6

Associates

During the year ended December 31, 2023, GFL made contributions of $19.0 million ($nil for the year ended December 31, 2022) to associates. GFL considers each associate to be individually immaterial. GFL has accounted for these investments in associates using the equity method.

For the year ended December 31, 2023, GFL’s share of loss from continuing operations and total comprehensive loss from associates is $62.1 million ($21.1 million income from continuing operations and total comprehensive income for the year ended December 31, 2022).

Joint ventures

During the year ended December 31, 2023, GFL made contributions of $44.9 million ($47.6 million for the year ended December 31, 2022) to joint ventures. GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in joint ventures using the equity method.

For the year ended December 31, 2023, GFL’s share of loss from continuing operations and total comprehensive loss from joint ventures is $nil ($0.4 million for the year ended December 31, 2022).

4.    TRADE AND OTHER RECEIVABLES

The following table presents GFL’s trade and other receivables for the periods indicated:

	December 31, 2023	December 31, 2022
Trade	$1,019.1	$1,054.4
Unbilled revenue	71.8	68.1
Other	18.9	16.8
Expected credit losses	(29.8)	(21.2)
	$1,080.0	$1,118.1

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which GFL has not recognized an expected credit loss as there has not been a significant change in credit quality and the amounts are still considered recoverable.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.    PREPAID EXPENSES AND OTHER ASSETS

The following table presents GFL’s prepaid expenses and other assets for the periods indicated:

	December 31, 2023	December 31, 2022
Prepaid expenses and other assets	$123.4	$98.7
Vehicle parts, supplies and inventory	98.2	$84.2
	$221.6	$182.9

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.    PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land,			Machinery
	buildings and			and	Assets under		Right-of-
	improvements	Landfills	Vehicles	equipment	development	Containers	use assets	Total
Cost
Balance, December 31, 2021	$1,482.7	$2,257.0	$2,082.0	$1,129.0	$69.3	$549.3	$348.7	$7,918.0
Additions	80.3	135.5	297.5	133.3	119.2	126.5	104.2	996.5
Acquisitions via business combinations	79.1	220.6	167.6	44.2	6.2	77.5	19.4	614.6
Adjustments for prior year acquisitions	—	122.0	(6.5)	(0.7)	—	—	1.5	116.3
Adjustments for asset retirement obligations	—	(183.1)	—	—	—	—	—	(183.1)
Disposals	(69.4)	(57.1)	(50.8)	(254.2)	(4.8)	(1.0)	(17.9)	(455.2)
Transfers	56.0	94.2	7.5	(1.4)	(148.7)	(3.2)	(4.4)	—
Changes in foreign exchange	58.4	156.0	96.8	31.3	10.4	39.9	5.5	398.3
Balance, December 31, 2022	1,687.1	2,745.1	2,594.1	1,081.5	51.6	789.0	457.0	9,405.4

Balance, December 31, 2022	1,687.1	2,745.1	2,594.1	1,081.5	51.6	789.0	457.0	9,405.4
Additions	118.6	286.5	386.9	204.7	140.0	94.2	101.5	1,332.4
Acquisitions via business combinations	81.0	120.1	112.8	79.8	0.5	45.6	29.7	469.5
Adjustments for prior year acquisitions	12.5	—	(0.2)	(0.4)	—	—	—	11.9
Adjustments for asset retirement obligations	—	22.5	—	—	—	—	—	22.5
Disposals	(74.2)	(45.2)	(250.9)	(48.1)	(6.5)	(57.3)	(21.3)	(503.5)
Transfers	12.7	13.2	9.8	—	(34.3)	0.3	(1.7)	—
Changes in foreign exchange	(25.5)	(64.6)	(45.7)	(15.6)	(2.6)	(18.9)	(3.0)	(175.9)
Balance, December 31, 2023	1,812.2	3,077.6	2,806.8	1,301.9	148.7	852.9	562.2	10,562.3

Accumulated depreciation
Balance, December 31, 2021	107.1	474.9	679.0	389.2	—	163.0	94.2	1,907.4
Depreciation	65.2	294.6	302.9	167.7	—	97.5	73.0	1,000.9
Disposals	(18.5)	(7.8)	(31.0)	(104.3)	—	(0.8)	(7.2)	(169.6)
Impairment	11.9	—	—	2.3	—	—	—	14.2
Changes in foreign exchange	5.3	42.4	36.4	13.4	—	12.8	1.9	112.2
Balance, December 31, 2022	171.0	804.1	987.3	468.3	—	272.5	161.9	2,865.1

Balance, December 31, 2022	171.0	804.1	987.3	468.3	—	272.5	161.9	2,865.1
Depreciation	70.0	283.8	288.3	166.8	—	116.3	74.8	1,000.0
Disposals	(13.7)	(19.8)	(132.0)	(28.3)	—	(26.9)	(11.5)	(232.2)
Impairment	—	—	8.7	0.1	—	—	—	8.8
Changes in foreign exchange	(3.1)	(22.8)	(18.3)	(7.1)	—	(7.7)	(1.1)	(60.1)
Balance, December 31, 2023	224.2	1,045.3	1,134.0	599.8	—	354.2	224.1	3,581.6

Carrying amounts
At December 31, 2022	$1,516.1	$1,941.0	$1,606.8	$613.2	$51.6	$516.5	$295.1	$6,540.3
At December 31, 2023	$1,588.0	$2,032.3	$1,672.8	$702.1	$148.7	$498.7	$338.1	$6,980.7

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

For the year ended December 31, 2023, total depreciation of property and equipment was $1,004.4 million ($1,003.9 million for the year ended December 31, 2022). Of the total depreciation for the year ended December 31, 2023, $974.9 million was included in cost of sales ($974.8 million for the year ended December 31, 2022) and $29.5 million was included in selling, general and administrative expenses ($29.1 million for the year ended December 31, 2022).

Depreciation of property and equipment of $1,004.4 million for the year ended December 31, 2023 ($1,008.7 million for the year ended December 31, 2022) as presented in the statement of cash flows was comprised of depreciation of $1,000.0 million ($1,000.9 million for the year ended December 31, 2022) shown in the table above and depreciation of $4.4 million ($7.8 million for the year ended December 31, 2022) due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

7.    GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

				Trade name,
				definite life
			Customer lists	C of A
		Indefinite life	and municipal	and other	Non-compete
	Goodwill	C of A	contracts	licenses	agreements	Total
Cost
Balance, December 31, 2021	$7,501.1	$811.9	$3,219.7	$81.5	$550.0	$12,164.2
Acquisitions via business combinations	526.4	26.2	375.7	0.3	80.1	1,008.7
Adjustments for prior year acquisitions	14.6	—	(99.2)	20.7	(51.6)	(115.5)
Other	—	0.3	12.9	—	0.5	13.7
Disposals	(188.5)	(2.8)	(22.6)	—	(43.1)	(257.0)
Changes in foreign exchange	328.8	4.1	106.2	5.6	28.3	473.0
Balance, December 31, 2022	8,182.4	839.7	3,592.7	108.1	564.2	13,287.1

Balance, December 31, 2022	8,182.4	839.7	3,592.7	108.1	564.2	13,287.1
Acquisitions via business combinations	529.8	32.8	349.5	38.4	32.6	983.1
Adjustments for prior year acquisitions	(38.5)	—	17.2	—	1.1	(20.2)
Other	—	—	14.4	—	—	14.4
Disposals	(650.2)	(9.7)	(254.2)	—	(67.0)	(981.1)
Changes in foreign exchange	(133.0)	(1.8)	(45.5)	(3.0)	(10.1)	(193.4)
Balance, December 31, 2023	7,890.5	861.0	3,674.1	143.5	520.8	13,089.9

Accumulated amortization
Balance, December 31, 2021	—	—	1,101.4	21.0	210.7	1,333.1
Amortization	—	—	403.2	9.8	103.8	516.8
Disposals	—	—	(12.9)	—	(25.6)	(38.5)
Changes in foreign exchange	—	—	35.8	1.8	10.7	48.3
Balance, December 31, 2022	—	—	1,527.5	32.6	299.6	1,859.7

Balance, December 31, 2022	—	—	1,527.5	32.6	299.6	1,859.7
Amortization	—	—	385.9	6.9	92.5	485.3
Disposals	—	—	(136.1)	—	(41.7)	(177.8)
Changes in foreign exchange	—	—	(17.8)	(0.8)	(5.5)	(24.1)
Balance, December 31, 2023	—	—	1,759.5	38.7	344.9	2,143.1

Carrying amounts
At December 31, 2022	$8,182.4	$839.7	$2,065.2	$75.5	$264.6	$11,427.4
At December 31, 2023	$7,890.5	$861.0	$1,914.6	$104.8	$175.9	$10,946.8

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

All intangible asset amortization expense is included in cost of sales.

In assessing goodwill and indefinite life intangible assets for impairment at December 31, 2023 and 2022, GFL compared the aggregate recoverable amount of the assets included in CGUs to their respective carrying amounts.

For all CGUs, the recoverable amount was determined based on the value in use by discounting estimated future cash flows from a CGU to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Estimated cash flow projections are based on GFL’s one-year budget and five year strategic plan. There was no impairment recorded at the CGU level as at December 31, 2023 and 2022.

The key assumptions used for both periods in determining the recoverable amount for each CGU are as follows:

●	Revenue growth rates – Growth rate of 6.5% was used for the periods covered in the financial projections and is based on historical results and expectations for the forecasted periods.
●	Pre-tax discount rates – The pre-tax discount rate calculation is based on the specific circumstances of the CGU and range from 7.7% to 8.6% (7.2% to 9.8% for the year ended December 31, 2022).
●	Terminal growth value – The cash flows beyond the initial period are extrapolated using a growth rate of 2.2%. Rates are based on market and industry trends researched and identified by management.
●	Capital expenditures – The cash flow forecasts for capital expenditures are based on past experience and include the ongoing capital expenditures required to maintain the business.

In all CGUs, reasonably possible changes to key assumptions would not cause the recoverable amount of each CGU to fall below the carrying value.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The following table presents GFL’s accounts payable and accrued liabilities for the periods indicated:

	December 31, 2023	December 31, 2022
Accounts payable	$711.0	$656.7
Accrued liabilities	529.8	426.9
Accrued interest	89.3	88.8
Accrued payroll and benefits	141.2	137.2
Deferred revenue	207.8	248.1
	$1,679.1	$1,557.7

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

9.    LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

	December 31, 2023	December 31, 2022
Balance, beginning of year	$847.2	$880.6
Acquisitions via business combinations	18.3	34.9
Adjustment related to prior year acquisitions	—	(5.3)
Disposals	(15.0)	(16.4)
Provisions	94.9	92.1
Adjustment for discount and inflation rates	22.5	(183.1)
Accretion	34.4	20.1
Expenditures	(32.5)	(27.5)
Changes in foreign exchange	(17.6)	51.8
Balance, end of year	952.2	847.2
Less: Current portion of landfill closure and post-closure obligations	(56.2)	(30.8)
Non-current portion of landfill closure and post-closure obligations	$896.0	$816.4

The present value of GFL’s future landfill closure and post-closure obligations has been estimated by management based on GFL’s cost, in today’s dollars, to settle closure and post-closure obligations at its landfills, projected timing of these expenditures and the application of discount and inflation rates. GFL used a risk-free discount rate of 3.02% in Canada and 4.03% in the United States as at December 31, 2023 (3.28% in Canada and 3.97% in the United States as at December 31, 2022) and an inflation rate of 2.60% in Canada and 2.82% in the United States (2.38% in Canada and 2.63% in the United States as at December 31, 2022) to calculate the present value of the landfill closure and post-closure obligations. Obligations acquired through business combinations are initially valued at fair value using a credit-adjusted, risk-free discount rate. Reducing the discount rate to the risk-free rate resulted in a one-time increase to the liability of $4.4 million included in the provisions line item in the table above for the year ended December 31, 2023 ($7.8 million for the year ended December 31, 2022).

The landfill closure and post-closure obligations mature as follows:

Less than 1 year	$56.2
Between 1-2 years	121.3
Between 2-5 years	188.6
Over 5 years	586.1
$952.2

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at December 31, 2023, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $28.3 million ($26.1 million as at December 31, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.    LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	December 31, 2023	December 31, 2022
Revolving credit facility	$184.9	$771.8
Term Loan A Facility	—	500.0
Term Loan B Facility	961.8	1,742.7
Notes(1)
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(2)	661.3	677.2
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(3)	992.0	1,015.8
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(4)	661.3	677.2
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(5)	992.0	1,015.8
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(6)	1,322.6	—
4.000% USD senior notes (“4.000% 2028 Notes”)(7)	992.0	1,015.8
4.750% USD senior notes (“4.750% 2029 Notes”)(8)	992.0	1,015.8
4.375% USD senior notes (“4.375% 2029 Notes”)(9)	727.4	744.9
Other	347.3	75.0
Subtotal	8,834.6	9,252.0
Discount	(9.6)	(5.5)
Derivative liability	90.9	79.9
Deferred finance costs	(79.0)	(59.6)
Total long-term debt	8,836.9	9,266.8
Less: Current portion of long-term debt	9.7	17.9
Non-current portion of long-term debt	$8,827.2	$9,248.9

Total long-term debt	8,836.9	9,266.8
Less: Derivative asset	(20.0)	(58.3)
Total long-term debt, net of derivative asset	$8,816.9	$9,208.5

(1)	Refer to Note 20 for additional information on the hedging arrangements related to the Notes.
(2)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with principal maturing on June 1, 2025.
(3)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with principal maturing on August 1, 2025.
(4)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(5)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(6)	The 6.750% 2031 Secured Notes bear interest semi-annually commencing on January 15, 2024 with principal maturing on January 15, 2031.
(7)

The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.

(8)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(9)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of December 29, 2023 (the “Revolving Credit Agreement”), GFL has access to a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on September 27, 2026 and accrues interest at a rate of SOFR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at December 31, 2023 and December 31, 2022, GFL was in compliance with these covenants.

On December 7, 2023, GFL repaid all amounts outstanding under its $775.0 million term loan A facility (the “Term Loan A Facility”) previously available under its Revolving Credit Agreement.

GFL has a term loan B facility (the “Term Loan B Facility”) that matures on May 31, 2027 and has a borrowing rate of SOFR (with a floor rate at 0.500%) plus 2.500% or US prime plus 1.500% (the “Term Loan B Facility”). The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Other

Included in other is the following long term debt: (a) promissory notes with an aggregate principal amount of US$50.0 million that mature on June 14, 2027 and bear interest at a rate of 5.000% per annum, payable quarterly; (b) a term loan of US$13.0 million (all of which was drawn as at December 31, 2023) and a US$15.0 million revolving credit facility (of which $nil was drawn as at December 31, 2023) that mature on September 21, 2025 and have a borrowing rate of base or BSBY rate plus 1.500% to 3.500%; and (c) a term loan of US$170.0 million (all of which was drawn as at December 31, 2023) and a US$100.0 million revolving credit facility (of which US$29.3 million was drawn as of December 31, 2023) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.00% and 3.25%.

Changes in long-term debt arising from financing activities

The following table presents GFL’s opening balances of long-term debt reconciled to closing balances:

	December 31, 2023	December 31, 2022
Balance, beginning of year	$9,266.8	$8,001.8
Cash flows
Issuance of long-term debt	4,972.3	1,656.4
Repayment of long-term debt	(5,365.1)	(904.5)
Payment of financing costs	(38.2)	(2.7)
Long-term debt via business combinations	182.5	73.3
Proceeds from termination of swap instrument	17.3	—
Non-cash changes
Accrued interest and other non-cash changes	7.4	16.0
Revaluation of foreign exchange	(217.1)	504.3
Fair value movements on cash flow hedges	11.0	(77.8)
Balance, end of year	$8,836.9	$9,266.8

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Commitments related to long-term debt

The following table presents GFL’s principal future payments on long-term debt:

2024	$9.7
2025	1,680.6
2026	855.8
2027	999.0
2028	2,247.5
Thereafter	3,042.0
$8,834.6

11.   INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Year ended December 31,
	2023	2022
Interest	$532.7	$427.1
Termination of hedged arrangements	8.7	—
Amortization of deferred financing costs	18.6	13.8
Accretion of landfill closure and post-closure obligations	34.4	20.1
Other finance costs	32.8	28.3
Interest and other finance costs	$627.2	$489.3

12.  LEASE OBLIGATIONS

GFL leases several assets including buildings, property and equipment.

The following table presents GFL’s future minimum payments under lease obligations for the periods indicated:

	December 31, 2023	December 31, 2022
Lease obligations	$610.4	$480.1
Less: Interest	167.4	101.3
	443.0	378.8
Less: Current portion of lease obligations	59.6	51.5
Non-current portion of lease obligations	$383.4	$327.3

Lease obligations include $107.1 million of secured lease obligations as at December 31, 2023 ($120.4 million as at December 31, 2022).

Interest expense in connection with lease obligations was $23.0 million for the year ended December 31, 2023 ($15.3 million for the year ended December 31, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents principal and interest payments on future minimum lease payments under the lease obligations:

2024	$85.5
2025	75.0
2026	142.0
2027	38.0
2028	33.3
Thereafter	236.6
$610.4

13.  TANGIBLE EQUITY UNITS

On March 5, 2020, GFL completed its offering of 15,500,000 6.00% tangible equity units (“TEUs”) for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU had a stated amount of US$50.00 and was comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which were freestanding instruments and separate units of account. Holders of the Purchase Contracts had the ability to elect to early convert such Purchase Contracts prior to the automatic conversion date of March 15, 2023, at the then-applicable minimum conversion rate.

On March 15, 2023, GFL made the final payment related to the Amortizing Notes and the remaining outstanding Purchase Contracts were automatically converted into subordinate voting shares at a rate of 2.1940 subordinate voting shares per Purchase Contract. As at December 31, 2022, 11,698,543 Purchase Contracts were outstanding.

The following table presents the respective components of the TEUs as at the dates indicated:

	December 31, 2023	December 31, 2022
Amortizing Notes	$—	$15.5
Purchase Contracts	—	1,009.4
	—	1,024.9
Less: Current portion of TEU	—	(1,024.9)
Non-current portion of TEU	$—	$—

14.  INCOME TAXES

The following table presents GFL’s income tax reconciliations for the periods indicated:

	Year ended December 31,
	2023	2022
Income (loss) before income taxes	$192.1	$(359.3)
Income tax expenses (recovery) at the combined basic federal and provincial tax rate (26.5% in 2023; and 26.5% in 2022)	50.9	(95.2)
Decrease (increase) resulting from:
Permanent differences	124.6	(87.0)
Variance between combined Canadian tax rate and the tax rate applicable to U.S. income	(0.7)	3.7
(Recognition) de-recognition of deferred income tax assets	(15.8)	1.2
Other	0.9	1.2
Income tax expenses (recovery)	$159.9	$(176.1)

The effective income tax rates differ from the amount that would be computed by applying the combined federal and provincial statutory income tax rates to loss before income taxes.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Deferred income taxes

Deferred income taxes represent the net tax effect of non-capital tax losses and temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities.

The following table presents GFL’s deferred income tax assets and liabilities and their changes for the periods indicated:

					Recognized in
	Balance,	Acquisitions			other	Balance,
	December	via business	Foreign	Recognized	comprehensive	December
	31, 2022	combinations	exchange	in net loss	loss	31, 2023
Deferred income tax assets
Non-capital loss carry forwards	$464.7	$—	$(2.7)	$(5.7)	$—	$456.3
Landfill closures and post-closure obligations	205.0	—	(4.1)	13.8	—	214.7
Accrued liabilities	3.4	—	(0.1)	1.0	—	4.3
Other	194.7	11.9	(1.0)	(23.0)	(0.4)	182.2
	$867.8	$11.9	$(7.9)	$(13.9)	$(0.4)	$857.5
Deferred income tax liabilities
Property and equipment	$929.9	$11.8	$(16.9)	$(85.8)	$—	$839.0
Intangible assets	592.1	85.0	(4.5)	(136.6)	—	536.0
Cash flow hedges	(15.8)	—	—	0.4	9.8	(5.6)
Other	(55.8)	3.3	(1.2)	11.0	—	(42.7)
	$1,450.4	$100.1	$(22.6)	$(211.0)	$9.8	$1,326.7

Acquisitions via business combinations includes $4.7 million of measurement period adjustments to adjust previously reported purchase price allocations completed during prior years.

As at December 31, 2023, GFL had income tax losses of approximately $1,716.0 million ($1,871.6 million as at December 31, 2022) available to carry forward to reduce future years’ taxable income. If not utilized, these losses will begin to expire in 2027 and fully expire in 2043.

						Recognized in
	Balance,		Acquisitions			other	Balance,
	December	Discontinued	via business	Foreign	Recognized	comprehensive	December
	31, 2021	operations	combinations	exchange	in net loss	loss	31, 2022
Deferred tax assets
Non-capital loss carry forwards	$446.8	$(13.8)	$5.7	$11.0	$15.0	$—	$464.7
Landfill closures and post-closure obligations	178.1	—	0.9	9.8	16.2	—	205.0
Accrued liabilities	1.2	—	(0.3)	1.2	1.3	—	3.4
Other	134.2	19.2	6.1	(2.0)	37.2	—	194.7
	$760.3	$5.4	$12.4	$20.0	$69.7	$—	$867.8
Deferred tax liabilities
Property and equipment	$774.9	$(13.5)	$62.6	$60.0	$45.9	$—	$929.9
Intangible assets	711.7	(1.9)	3.4	(1.7)	(119.4)	—	592.1
Cash flow hedges	5.8	—	—	—	—	(21.6)	(15.8)
Other	(8.2)	(3.7)	(2.0)	(4.6)	(37.3)	—	(55.8)
	$1,484.2	$(19.1)	$64.0	$53.7	$(110.8)	$(21.6)	$1,450.4

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.  LOSS PER SHARE

The following table presents GFL’s loss per share for the periods indicated:

	Year ended December 31,
	2023	2022
Net income (loss) attributable to GFL Environmental Inc.	$45.4	$(311.8)

Less:
Net loss from discontinued operations	—	(127.9)
Amounts attributable to preferred shareholders	92.2	83.0
Adjusted net loss from continuing operations	(46.8)	(266.9)

Weighted and diluted weighted average number of shares outstanding	369,656,237	367,170,911

Basic and diluted loss per share
Continuing operations	$(0.13)	$(0.73)
Discontinued operations	—	(0.35)
Total operations	$(0.13)	$(1.08)

Basic and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which represented nil subordinate voting shares as at December 31, 2023 (25,665,433 subordinate voting shares as at December 31, 2022). Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs, Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion.

16.   REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Year ended December 31,
	2023	2022
Residential	$1,538.4	$1,488.8
Commercial/industrial	2,881.8	2,461.3
Total collection	4,420.2	3,950.1
Landfill	940.1	837.7
Transfer	753.7	671.8
Material recovery	322.5	346.3
Other	404.9	415.3
Solid Waste	6,841.4	6,221.2
Environmental Services	1,620.6	1,343.2
Intercompany revenue	(946.5)	(803.1)
Revenue	$7,515.5	$6,761.3

17.  OPERATING SEGMENTS

GFL’s main lines of business are the transporting, managing, and recycling of solid and liquid waste and soil remediation services. GFL is divided into operating segments corresponding to the following lines of business: Solid Waste, which includes hauling, landfill, transfer and MRFs and Environmental Services, which includes liquid waste and soil remediation. Inter-segment transfers are made at market prices.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The CODM assesses the performance of the segments on several factors, including gross revenue, intercompany revenue, revenue and adjusted EBITDA. GFL’s CODM is the Chief Executive Officer.

The Solid Waste segment follows a national internal reporting structure, and each country is considered a separate operating segment by the CODM.

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Year ended December 31, 2023
	Gross	Intercompany		Adjusted
	Revenue	Revenue	Revenue	EBITDA
Solid Waste
Canada	$2,085.0	$(265.8)	$1,819.2	$499.3
USA	4,756.4	(523.0)	4,233.4	1,365.9
Solid Waste	6,841.4	(788.8)	6,052.6	1,865.2
Environmental Services	1,620.6	(157.7)	1,462.9	382.8
Corporate	—	—	—	(244.3)
	$8,462.0	$(946.5)	$7,515.5	$2,003.7

	Year ended December 31, 2022
	Gross	Intercompany		Adjusted
	Revenue	Revenue	Revenue	EBITDA
Solid Waste
Canada	$1,926.5	$(248.3)	$1,678.2	$451.5
USA	4,294.7	(460.5)	3,834.2	1,149.5
Solid Waste	6,221.2	(708.8)	5,512.4	1,601.0
Environmental Services	1,343.2	(94.3)	1,248.9	307.4
Corporate	—	—	—	(187.6)
	$7,564.4	$(803.1)	$6,761.3	$1,720.8

The following table presents GFL’s reconciliation of net income (loss) from continuing operations to Adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2023	2022
Net income (loss) from continuing operations	$32.2	$(183.2)
Add:
Depreciation of property and equipment	1,004.4	1,003.9
Amortization of intangible assets	485.3	515.6
Interest and other finance costs	627.2	489.3
Income tax expense (recovery)	159.9	(176.1)
(Gain) loss on foreign exchange	(72.9)	217.7
(Gain) loss on sale of property and equipment	(13.1)	4.7
Mark-to-market loss (gain) on Purchase Contracts	104.3	(266.8)
Share of net loss (income) of investments accounted for using the equity method	61.6	(20.7)
Share-based payments	124.8	53.3
Gain on divestiture	(580.5)	(4.9)
Transaction costs	78.4	55.0
Acquisition, rebranding and other integration costs	15.3	25.8
Other	(23.2)	7.2
Adjusted EBITDA	$2,003.7	$1,720.8

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Geographical information

Revenue from external customers and non-current assets can be analyzed according to the following geographic areas:

	Revenue		Non-current assets
	Year ended	Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Canada	$2,946.6	$2,676.9	$6,577.0	$6,236.8
USA	4,568.9	4,084.4	11,817.2	12,147.7
	$7,515.5	$6,761.3	$18,394.2	$18,384.5

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	December 31, 2023	December 31, 2022
Solid Waste
Canada	$2,091.7	$2,079.6
USA	5,601.7	6,046.2
Environmental Services	1,058.1	896.3
	$8,751.5	$9,022.1

18.  SHAREHOLDER’S CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Subordinate and multiple voting shares

The rights of the holders of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. The holders of outstanding subordinate voting shares are entitled to one vote per subordinate voting share and the holders of multiple voting shares are entitled to ten votes per multiple voting share. The subordinate voting shares are not convertible into any other classes of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. All multiple voting shares are owned by entities controlled by Patrick Dovigi.

In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier of the following: (i) Patrick Dovigi and/or his affiliates no longer beneficially own, directly or indirectly, at least 2.0% of the aggregate of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at GFL; or (iii) the twentieth anniversary of the closing of the IPO.

The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding up of GFL.

Preferred shares

The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

As at December 31, 2023, (a) the Series A Preferred Shares are convertible into 29,852,738 subordinate voting shares, at a conversion price of US$25.18, representing 7.5% of the issued and outstanding subordinate voting shares and 5.8% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 7,716,995 subordinate voting shares, at a conversion price of US$43.90, representing 1.9% of the issued and outstanding subordinate voting shares and 1.5% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. From and after December 31, 2024 (in the case of the Series A Preferred Shares) or December 31, 2025 (in the case of the Series B Preferred Shares), GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Normal course issuer bid

On May 10, 2023, the Toronto Stock Exchange accepted GFL’s notice of intention to renew its normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. Under the NCIB, a maximum of 17,867,120 subordinate voting shares may be repurchased by GFL. GFL’s previous NCIB, which expired on May 11, 2023, authorized the purchase of up to 16,510,694 subordinate voting shares. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. During the years ended December 31, 2023 and December 31, 2022, GFL did not repurchase any subordinate voting shares under the NCIB.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate	Multiple voting	Preferred
	voting shares	shares	shares	Total
Balance, December 31, 2022	331,629,917	11,812,964	36,768,149	380,211,030
Converted from RSUs	2,053,782	—	—	2,053,782
Converted from TEUs	25,666,465	—	—	25,666,465
Cancelled during the year	(260)	—	—	(260)
Balance, December 31, 2023	359,349,904	11,812,964	36,768,149	407,931,017

Share options, RSUs, DSUs and PSUs

The Board of Directors adopted the LTIP which allows GFL to grant long-term equity-based incentives, including options, PSUs and RSUs, to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. The director deferred share unit plan (the “DSU Plan”) was adopted by the Board of Directors, to provide non-employee directors the opportunity to receive a portion of their compensation in the form of DSUs. Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

The maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan, and any other security-based compensation arrangement in any one-year period is 10% of the total issued and outstanding subordinate voting shares and multiple voting shares in the capital which as at December 31, 2023, would equate to 37,116,287 subordinate voting shares in the capital of GFL.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

		Weighted average
	Options	exercise price (US$)
Share options outstanding, December 31, 2022	22,128,582	$32.59
Granted	150,000	33.00
Share options outstanding, December 31, 2023	22,278,582	$32.59
Vested share options, December 31, 2023	8,229,297	$28.93

For the year ended December 31, 2023, there were no options exercised, cancelled, expired or forfeited.

On August 16, 2023, 150,000 options were granted. The options vest on August 16, 2026 and will expire on August 16, 2033. The total grant date fair value of the issued options is US$1.5 million, calculated using a Black-Scholes option valuation model to determine the total fair value of the issued options on the grant date.

For the year ended December 31, 2023, the total compensation expense related to share options amounted to $18.8 million ($21.1 million for the year ended December 31, 2022).

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

		Grant date fair value		Grant date fair value
	RSUs	(US$)	DSUs	(US$)
Outstanding, December 31, 2022	1,906,769	$28.10	60,960	$28.50
Granted	2,581,840	31.30	29,573	33.14
Settled	(2,050,551)	29.03	—	—
Forfeited	(109,416)	30.03	—	—
Cancelled	(16,881)	30.25	—	—
Outstanding, December 31, 2023	2,311,761	$30.74	90,533	$30.02
Expected to vest, December 31, 2023	2,125,322	$30.63	90,533	$30.02

For the year ended December 31, 2023, the total compensation expense related to RSUs amounted to $104.7 million ($31.1 million for the year ended December 31, 2022). This includes retention grants to key management personnel which vested during the quarter.

For the year ended December 31, 2023, the total compensation expense related to DSUs amounted to $1.3 million ($1.1 million for the year ended December 31, 2022).

As at December 31, 2023, there have been no PSUs issued.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

19.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Year ended December 31,
	2023	2022
Effects of changes in
Accounts payable and accrued liabilities	$(3.4)	$160.4
Trade and other receivables, net	57.7	(221.0)
Prepaid expenses and other assets	(23.3)	(24.9)
Changes in non-cash working capital items	$31.0	$(85.5)

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and, prior to the automatic conversion on March 15, 2023, the TEUs.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and prior to maturity on March 15, 2023, the Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	December 31, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,337.4	$7,087.5	$—	$7,087.5	$—

	December 31, 2022
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$6,157.0	$5,568.6	$—	$5,568.6	$—
Amortizing Notes	15.5	15.5	15.5	—	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. Prior to the automatic conversion on March 15, 2023, Purchase Contracts were recorded at fair value and classified within Level 1.

Financial risk management objectives

As a result of holding and issuing financial instruments, GFL is exposed to liquidity, credit and market risks. The following provides a description of these risks and how GFL manages these exposures.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. GFL’s principal financial assets that expose it to credit risk are accounts receivable.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. GFL considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that accounts receivable that meet either of the following criteria are generally not recoverable:

●	the customer is insolvent; or
●	GFL’s relationship with the customer has been severed; and/or
●	the customer’s receivable has aged beyond a reasonable period.

GFL provides credit to its customers in the normal course of its operations. The amounts disclosed in the statement of financial position represent the maximum credit risk and are net of allowance for doubtful accounts, based on management’s estimates taking into account GFL’s prior experience and its assessment of the current economic environment.

The following is a breakdown of the trade receivables aging. It does not include holdbacks or unbilled revenue as they are made up of amounts to be received at the end of specific long term contracts.

	December 31, 2023	December 31, 2022
0-60 days	$787.8	$781.4
61-90 days	103.7	107.8
91+ days	127.6	165.2
	$1,019.1	$1,054.4

In determining the recoverability of trade and other receivables, GFL considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Liquidity risk

GFL monitors and manages its liquidity to ensure that it has access to sufficient funds to meet its liabilities when due. Management of GFL believes that future cash flows from operations and the availability of credit under existing bank arrangements is adequate to support GFL’s financial liquidity needs for its ongoing operations.

GFL has financial liabilities with varying contractual maturity dates. With the exception of long-term debt and lease obligations, all of GFL’s significant financial liabilities mature in less than one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial liability will fluctuate because of changes in market interest rates. GFL enters into both fixed and floating rate debt and also leases certain assets with fixed rates.

GFL’s risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to GFL. The ratio of fixed to floating rate obligations outstanding is designed to maintain flexibility in GFL’s capital structure to adjust to prevailing market conditions. GFL also manages interest rate risk through hedging instruments, as discussed further below as part of foreign currency risk.

At December 31, 2023, GFL had a ratio of fixed to floating rate obligations of approximately 86.5% fixed and 13.5% floating (67.1% fixed and 32.9% floating as at December 31, 2022).

A 1% change in the interest rate on floating rate obligations would have resulted in a change in the interest expense for the year ended December 31, 2023 of approximately $5.7 million based on the balances outstanding as at December 31, 2023 (approximately $29.9 million for the year ended December 31, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Foreign currency risk

GFL is exposed to foreign currency risk relating to its operating and financing activities and partially mitigates such risk using certain cross-currency interest rate swaps. A $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact our annual revenue and income for year ended December 31, 2023, by approximately $33.9 million and $10.2 million, respectively ($31.3 million and $8.8 million respectively, for the year ended December 31, 2022).

GFL’s swapped instruments included the following:

	Notional			Fixed Foreign
	Amount	Fixed/Variable	Fixed/Variable Interest	Exchange
Underlying Items	($US)	Interest Rate Paid	Rate Received	Rate Paid	Effective Date	Expiration
4.250% 2025 Secured Notes	500.0	4.805%	4.250%	1.4198	April 29, 2020	June 1, 2025
5.125% 2026 Secured Notes	500.0	5.725%	5.125%	1.3245	December 16, 2019	December 15, 2026
8.500% 2027 Notes	48.0	8.399%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	300.0	8.419%	8.500%	1.3355	April 23, 2019	May 1, 2027
8.500% 2027 Notes	348.0	8.500%	8.828%	1.2026	June 8, 2021	May 1, 2027
4.000% 2028 Notes	500.0	4.524%	4.000%	1.3112	November 23, 2020	August 1, 2028
4.750% 2029 Notes	350.0	5.317%	4.750%	1.2026	June 8, 2021	June 8, 2029

The effective cross-currency swaps eliminate the impact of changes in the value of the U.S. dollar between the date of issuance of the Notes and their respective maturity dates.

The cross-currency interest rate swap associated with the 8.500% 2027 Notes continued to be in place after the redemption of the notes. As a result of the redemption, GFL discontinued the use of hedge accounting. GFL entered into an offset swap to receive and pay interest semi-annually at 8.828% on US$348.0 million in order to hedge this exposure.

These cross-currency swaps have been designated at inception and accounted for as cash flow hedges. A gain, net of tax, in the fair value of derivatives designated as cash flow hedges in the amount of $28.5 million has been recorded in other comprehensive loss for the year ended December 31, 2023 ($64.9 million gain, net of tax for the year ended December 31, 2022).

Commodity risk

GFL entered into a series of swap contracts to partially hedge our exposure of diesel fuel purchases in Canada and certain areas in the U.S. As at December 31, 2022, all of the swap contracts had expired. The reclassification to net loss the fair value movements on the fuel contracts at maturity within the consolidated statements of operations was $nil for the year ended December 31, 2023 ($0.5 million for the year ended December 31, 2022).

GFL markets a variety of recyclable materials, including cardboard, mixed paper, plastic containers, glass bottles and ferrous and aluminum metals. GFL owns and operates recycling operations and sells other collected recyclable materials to third parties for processing before resale. To reduce GFL’s exposure to commodity price risk with respect to recycled materials, it has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. In the event of a change in recycled commodity prices, a 10% change in average recycled commodity prices from the average prices that were in effect would have had a $10.7 million and $14.9 million impact on revenues for the year ended December 31, 2023 and December 31, 2022, respectively.

Capital management

GFL defines capital that it manages as the aggregate of its shareholders’ equity and long-term debt net of cash.

GFL makes adjustments to its capital based on the funds available to GFL in order to support the ongoing operations of the business and in order to ensure that the entities in GFL will be able to continue as going concerns, while maximizing the return to stakeholders through the optimization of the debt and equity balances.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL manages its capital structure, and makes adjustments to it in light of changes in economic conditions. In order to maintain or modify the capital structure, GFL may arrange new debt with existing or new lenders, or obtain additional financing through other means.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of GFL, is reasonable. There were no changes in GFL’s approach to capital management during the year ended December 31, 2023, and year ended December 31, 2022.

21.  COMMITMENTS

Letters of credit

As at December 31, 2023, GFL had letters of credit totaling approximately $236.1 million outstanding ($233.0 million as at December 31, 2022), which are not recognized in the Annual Financial Statements. Interest expense in connection with these letters of credit was $5.1 million for the year ended December 31, 2023 ($5.0 million for the year ended December 31, 2022).

Performance bonds

As at December 31, 2023, GFL had issued performance bonds totaling $1,681.7 million ($1,560.7 million as at December 31, 2022).

22.  RELATED PARTY TRANSACTIONS

Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi. After the final payment of the semi-annual installment of $3.5 million, the remaining principal outstanding on the note payable was $nil as at December 31, 2023 ($3.5 million as at December 31, 2022). The note matured and was repaid on January 1, 2023.

Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi. The note matures on March 5, 2025, is payable in equal semi-annual instalments and bears interest at market rate. After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable was $8.7 million as at December 31, 2023 ($14.5 million as at December 31, 2022).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

From time to time, GFL has entered into leases with entities controlled by affiliates of Patrick Dovigi, as well as entities controlled by another director of GFL (the “Related Parties”). At this time, GFL leases six properties from the Related Parties. These leases are on arm’s length and commercially reasonable terms, and have been supported by rental rate comparisons prepared by third parties. None of the leased premises are material to the operations of GFL. For the year ended December 31, 2023, GFL paid $9.0 million ($5.8 million for the year ended December 31, 2022) in aggregate lease payments to the Related Parties.

For the year ended December 31, 2023, GFL entered into transactions with Green Infrastructure Partners Inc. (“GIP”) which resulted in revenue of $25.8 million ($31.6 million for the year ended December 31, 2022) and net receivables of $10.9 million as at December 31, 2023 (net payables of $3.8 million as at December 31, 2022).

Compensation of key management personnel

The remuneration of key management personnel consisted of salaries, short-term benefits and share - based payments. During the year ended December 31, 2023 total salaries, short-term benefits and share-based payments to key management personnel was $100.0 million ($36.8 million for the year ended December 31, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

23.  EXPENSES BY NATURE

The following table presents GFL’s expenses by nature for the periods indicated:

	Year ended December 31,
	2023	2022
Employee benefits	$2,302.2	$2,011.3
Transfer and disposal costs	1,465.1	1,415.2
Interest and other finance costs	627.2	489.3
Depreciation of property and equipment	1,004.4	1,003.9
Amortization of intangible assets	485.3	515.6
Other expenses	843.9	725.9
Transaction costs	78.4	55.0
Acquisition, rebranding and other integration costs	15.3	25.8
Maintenance and repairs	525.9	480.9
Fuel costs	374.7	405.4
(Gain) loss on foreign exchange	(72.9)	217.7
Share-based payments	124.8	55.1
(Gain) loss on sale of property and equipment	(13.1)	4.7
Gain on divestiture	(580.5)	(4.9)
Mark-to-market loss (gain) on Purchase Contracts	104.3	(266.8)
Other	(23.2)	7.2
Total expenses by nature	$7,261.8	$7,141.3

24.  DIVESTITURES

During the year ended December 31, 2023, GFL divested three non-core U.S. Solid Waste businesses for aggregate proceeds of $1,649.2 million, resulting in a gain on divestiture of $575.0 million.

The three non-core U.S. Solid Waste businesses, which were included within GFL’s Solid Waste USA segment, did not meet the criteria to be classified as discontinued operations as they did not represent a major line of business or geographical area of operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

25.  DISCONTINUED OPERATIONS

On April 25, 2022, GFL announced the completion of the divestiture of GFL’s Infrastructure services division (“GFL Infrastructure”) for cash consideration of $224.0 million and an approximate 45% non-controlling equity interest in GIP, an entity that is controlled by funds managed by HPS Investment Partners Inc. through a majority equity interest. An affiliate controlled by Patrick Dovigi holds a minority equity interest in GIP.

The results of GFL Infrastructure are presented as a single amount on the statement of operations and comprehensive (loss) income. The post-tax results of the discontinued operations for the periods indicated are as follows:

	Year ended December 31,
	2023	2022
Revenue	$—	$96.8
Expenses	—	98.4
Loss before income taxes	—	(1.6)
Income tax expense	—	5.0
Net loss	—	(6.6)
Impairment	—	(121.3)
Net loss and comprehensive loss from discontinued operations	$—	$(127.9)

Cash flow information for GFL Infrastructure is as follows:

	Year ended December 31,
	2023	2022
Operating cash flows from discontinued operations	$—	$(35.4)
Investing cash flows from discontinued operations	—	(7.2)
Financing cash flows from discontinued operations	—	(1.0)
Decrease in cash from discontinued operations	$—	$(43.6)